Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

BankUnited, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-172035) of BankUnited, Inc. and subsidiaries (the Company) of our report dated March 31, 2011, with respect to the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholder’s equity and comprehensive income, and cash flows for the year ended December 31, 2010 and for the period from April 28, 2009 (date of inception) through December 31, 2009, which report appears in the December 31, 2010 annual report on Form 10-K of the Company.

/s/KPMG LLP

Miami, Florida

March 31, 2011

Certified Public Accountants